EXHIBIT 99.2
SPHERE 3D CORP.
Condensed Consolidated Financial Statements (Unaudited)
Three and Nine Months Ended September 30, 2015 and 2014
(Expressed in U.S. dollars)

Sphere 3D Corp. (“Sphere 3D”) adopted accounting principles generally accepted in the United States of America (“U.S. GAAP”) commencing with the annual financial statements for the year ended December 31, 2014, which are available under Sphere 3D’s profile on the SEDAR website at www.sedar.com <http://www.sedar.com> and on the EDGAR website at www.sec.gov <http://www.sec.gov>.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

	(Unaudited)		(Unaudited)
Net revenue:
Product revenue	$16,136	$1,319	$48,959	$3,603
Service revenue	2,660	165	8,337	399
	18,796	1,484	57,296	4,002
Cost of product revenue	12,315	834	36,448	1,935
Cost of service revenue	984	99	3,605	293
Gross profit	5,497	551	17,243	1,774
Operating expenses:
Sales and marketing	6,145	1,217	17,255	2,302
Research and development	2,423	—	7,337	—
General and administrative	5,926	2,810	17,852	6,630
	14,494	4,027	42,444	8,932
Loss from operations	(8,997)	(3,476)	(25,201)	(7,158)
Interest expense - related party	(798)	—	(2,116)	—
Interest expense	(89)	(97)	(250)	(214)
Other income (expense), net	(348)	117	(882)	87
Net loss before income taxes	(10,232)	(3,456)	(28,449)	(7,285)
(Benefit from) provision for taxes	(2)	—	179	—
Net loss	$(10,230)	$(3,456)	$(28,628)	$(7,285)
Net loss per share:
Basic and diluted	$(0.26)	$(0.15)	$(0.78)	$(0.32)
Shares used in computing net loss per share:
Basic and diluted	38,683	23,567	36,540	22,880
See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

	(Unaudited)		(Unaudited)

Net loss	$(10,230)	$(3,456)	$(28,628)	$(7,285)
Other comprehensive income (loss):
Foreign currency translation adjustments	136	(982)	69	(776)
Total other comprehensive income (loss)	136	(982)	69	(776)
Comprehensive loss	$(10,094)	$(4,438)	$(28,559)	$(8,061)
See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	September 30, 2015	December 31, 2014

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,109	$4,258
Accounts receivable, net of allowance for doubtful accounts of $1,464 and $0, respectively	11,943	15,488
Inventories	11,170	9,936
Other current assets	2,986	2,457
Total current assets	31,208	32,139
Property and equipment, net	4,227	4,427
Intangible assets, net	66,289	73,271
Goodwill	41,755	38,821
Other assets	492	605
Total assets	$143,971	$149,263
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$11,762	$9,710
Accrued liabilities	6,077	5,938
Accrued payroll and employee compensation	3,136	4,037
Accrued warranty	681	1,094
Deferred revenue	6,117	7,315
Other current liabilities	405	4,067
Debt	5,316	4,890
Debt, related party	5,000	—
Total current liabilities	38,494	37,051
Deferred revenue, long-term	1,985	2,635
Long-term debt — related party	19,500	19,500
Long-term deferred tax liabilities	4,332	4,387
Other long-term liabilities	565	550
Total liabilities	64,876	64,123
Commitments and contingencies (Note 11)
Shareholders’ equity:
Common stock, no par value, unlimited shares authorized; 41,012 and 34,554 shares issued and outstanding as of September 30, 2015 and December 31, 2014, respectively	128,631	106,117
Accumulated other comprehensive loss	(1,352)	(1,421)
Accumulated deficit	(48,184)	(19,556)
Total shareholders’ equity	79,095	85,140
Total liabilities and shareholders’ equity	$143,971	$149,263
See accompanying notes to condensed consolidated financial statements.
Approved by the Directors on November 10, 2015:
Eric Kelly, Director and Glenn Bowman, Director

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2015	2014

	(Unaudited)
Operating activities:
Net loss	$(28,628)	$(7,285)
Adjustments to reconcile net loss to net cash used in operating activities (net of effects of acquisition):
Depreciation and amortization	5,737	2,326
Share-based compensation	4,017	2,595
Provision for losses on accounts receivable	1,464	—
Changes in operating assets and liabilities:
Accounts receivable	1,558	(2,857)
Inventories	215	13
Accounts payable and accrued liabilities	2,609	2,366
Accrued payroll and employee compensation	(856)	62
Deferred revenue	(1,678)	(313)
Other assets and liabilities, net	683	(1,471)
Net cash used in operating activities	(14,879)	(4,564)
Investing activities:
Purchase of fixed assets	(199)	(446)
Purchase of intangible assets	(95)	(4,012)
Development costs capitalized as intangible assets	(108)	(1,304)
Loan to related party	—	(7,750)
Net cash used in investing activities	(402)	(13,512)
Financing activities:
Proceeds from issuance of common stock	9,688	—
Costs related to issuance of common stock	(155)	—
Proceeds from borrowings	5,426	5,000
Proceeds from exercised warrants	1,265	1,851
Proceeds from exercised options	225	120
Payment for restricted stock tax liability on net settlement	(197)	—
Proceeds from issuance of warrants	—	9,380
Costs related to issuance of warrants	—	(868)
Net cash provided by financing activities	16,252	15,483
Effect of exchange rate changes on cash	(120)	44
Net increase (decrease) in cash and cash equivalents	851	(2,549)
Cash and cash equivalents, beginning of period	4,258	5,217
Cash and cash equivalents, end of period	$5,109	$2,668
Supplemental disclosure of cash flow information:
Cash paid for interest	$346	$—
Non-cash investing and financing activities:
Issuance of commons shares for acquisition	$6,147	$—
Contingent liability for the acquisition of intangible assets	$(2,500)	$3,647
Issuance of warrants in relation to related party revolver	$923	$—
Issuance of common shares for settlement of liabilities	$774	$544
Issuance of common shares for acquisition of intangible assets	$—	$6,454
See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
NOTE 1 — ORGANIZATION AND BUSINESS
Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” (“Sphere 3D”).
The Company is a virtualization technology and data management solutions provider with a portfolio of products that are designed to address the complete data continuum. Over the last three years, Sphere 3D has designed a proprietary platform, namely Glassware 2.0™ (“Glassware”), for the delivery of applications from a server-based computing architecture. Through the creation of Glassware, software is made available from a central location irrespective of the device that is accessing the software.
The Company’s products enable the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. The Company also provides an integrated range of technologies and services for primary, nearline, offline, and archival data storage through their data storage, data management and data backup.
In December 2014, the Company completed its acquisition of Overland Storage, Inc. (“Overland”).
These condensed consolidated statements include the financial statements of the Company, its wholly-owned subsidiaries, Overland, V3 Systems Holdings, Inc., and Sphere 3D Inc.
The Company has projected that cash on hand, available borrowings under the Company’s credit facilities, and debt or equity financing from one or more third parties will be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company’s current forecast, including but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, and/or (iv) changes in the historical timing of collecting accounts receivable could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occur or if we are not able to secure additional third party funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. The Company may seek debt, equity or equity-based financing (such as convertible debt) when market conditions permit.
The Company’s recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The condensed consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with GAAP. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated upon consolidation.

The Company adopted GAAP commencing with the annual consolidated financial statements for the year ended December 31, 2014, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. As a result of Sphere 3D adopting GAAP, the Company refiled its 2014 interim financial statements and notes thereto under GAAP, together with accompanying management’s discussion and analysis and related certifications as required by the Canadian securities regulations. The previously filed interim financial statements and accompanying management’s discussion and analysis, as well as the previously filed annual audited consolidated financial statements as at and for the year ended December 31, 2013 and accompanying management’s discussion and analysis, are available under Sphere 3D’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Use of Estimates
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, deferred income taxes, and impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.
Foreign currency translation
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the condensed consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the condensed consolidated statements of operations. Such transactions resulted in a loss of $0.4 million and a gain of $31,000 for the three months ended September 30, 2015 and 2014, respectively. Such transactions resulted in a loss of $1.2 million and a gain of $0.1 million for the nine months ended September 30, 2015 and 2014, respectively.
Fair Value of Financial Instruments
The authoritative guidance for fair value measurements establishes a three tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Our financial instruments include cash equivalents, accounts receivable, prepaid expenses, accounts payable, accrued expenses, credit facilities, and long-term debt. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of the credit facilities borrowings approximate their fair value as the interest rate of the credit facilities are substantially comparable to rates offered for similar debt instruments.
At September 30, 2015, the fair value of related party long-term debt was estimated to be $18.8 million and was classified within Level 3 of the fair value hierarchy. As the related party long-term debt was issued in December 2014, the fair value was estimated to be $19.5 million at year end. At September 30, 2015 and December 31, 2014, the related party debt had a carrying value of $19.5 million.
Further, based on the borrowing rates currently available to us for loans with similar terms, we believe the fair value of long-term debt approximates its carrying value.

Inventories
Inventories are stated at the lower of cost or market using the first-in-first-out method. We assess the value of its inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, we write down its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value.
Goodwill and Intangible Assets
Goodwill represents the excess of consideration paid over the value assigned to the net tangible and identifiable intangible assets acquired. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 25 years for channel partner relationships, four to nine years for developed technology, eight years for capitalized development costs, and nine to 25 years for customer relationships as we believe this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of an intangible asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related intangible asset. If our future results are significantly different from forecast, we may be required to further evaluate intangible assets for recoverability and such analysis could result in an impairment charge in a future period.
Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets
Goodwill and other indefinite-lived assets are tested for impairment on an annual basis at December 31, or more frequently if we believe indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Our consideration includes, but is not limited to, (i) significant under-performance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for the Company’s overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends.
When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset. For the nine months ended September 30, 2015 and 2014, there were no impairments recognized.
Revenue Recognition
Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty.
Title and risk of loss transfer to the customer when the product leaves the Company’s dock, except for one subsidiary where title and risk of loss transfer to the customer when the product arrives at the customer’s location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn shipped to the ultimate customer by the distributor. For products for which software is more than an incidental component, we recognize revenue in accordance with current authoritative guidance for software revenue recognition.

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings, such as for sales of hardware devices and extended warranty services. The Company allocates revenue to deliverables in multiple elements arrangements based on relative selling prices. The Company determines its vendor-specific objective evidence (“VSOE”) based on its normal pricing and discounting practices for the specific product or service when sold separately. When the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements, the Company attempts to determine the selling price of each element based on third-party evidence of selling price, or based on the Company’s actual historical selling prices of similar items, whichever management believes provides the most reliable estimate of expected selling prices.
Warranty and Extended Warranty
We record a provision for estimated future warranty costs for both return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. We contract with third-party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement.
Research and Development Costs
Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products. During the three months ended September 30, 2015 and 2014, zero and $0.4 million, respectively, of development costs were capitalized. During the nine months ended September 30, 2015 and 2014, $0.1 million and $1.6 million, respectively, of development costs were capitalized.
Share-based Compensation
We account for share-based awards, and similar equity instruments, granted to employees and non-employee directors under the fair value method. Share-based compensation award types include stock options and restricted stock. We use the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The cost is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of options granted to non-employees is estimated at the measurement date using the Black-Scholes option pricing model and remeasured at each reporting date to fair value, with changes in fair value recognized as expense in the condensed consolidated statement of operations.
Share-based compensation expense for an award with a performance condition is recognized when the achievement of such performance condition is determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed.
Compensation expense associated with options with graded vesting is recognized pursuant to an accelerated method. Compensation expense associated with restricted stock units is recognized over the vesting period using the straight-line method. We have not recognized, and do not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforwards.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s condensed consolidated financial statements upon adoption.

In July 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires that for entities that measure inventory using the first-in, first-out method, inventory should be measured at the lower of cost and net realizable value. Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2015-11 has not yet been determined.
In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from that debt liability, consistent with the presentation of a debt discount. The recognition and measurement guidance for debt issuance costs is not affected by ASU 2015-03. ASU 2015-03 is effective fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2015-03 has not yet been determined.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern. ASU 2014-15 provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The impact on our consolidated financial disclosures as a result of the adoption of ASU 2014-15 has not yet been determined.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. On July 9, 2015, the FASB enacted a one-year deferral to the effective date, but permits entities to adopt one year earlier if they choose (i.e., the original effective date). Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We have not yet selected a transition method and the impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2014-09 has not yet been determined.
NOTE 3 — BUSINESS COMBINATION
RDX Asset Acquisition
On August 10, 2015, the Company completed an acquisition of assets related to the RDX removable disk product lines and existing related inventory assets from Imation Corp. (“Imation”). The Company issued 1,529,126 common shares with an approximate value of $6.1 million, and a warrant exercisable in certain circumstances for up to 250,000 additional common shares exercisable in connection with certain purchase price adjustments under the asset purchase agreement.
If the net value of proceeds from the sale of shares by Imation exceeds or falls below certain thresholds, then certain inventory-based adjustments may be triggered and the warrant may become exercisable. If Imation receives aggregate consideration from the sale of such common shares that is less than a designated threshold of approximately $6.3 million prior to the expiration of the warrant, then Imation may be entitled to receive proceeds from the sale of the inventory in an amount equal to such shortfall, but not to exceed the value of the inventory. If, after aggregating this adjustment together with all other gross proceeds received by Imation from the sale of the common shares issued to it at the closing, the gross amount received by Imation is less than $4.9 million, Imation can exercise the warrant for up to 250,000 common shares for an exercise price of $0.01 per common share such that upon the sale of such common shares issuable upon the exercise of the warrant, Imation has received, together with the above adjustment and the gross proceeds received by Imation for the sale of the common shares issued to it at closing, equals $4.9 million. Otherwise, the warrant may not be exercised. The warrant expires within six months of the effective date the registration statement on Form F-3 filed by the Company with the SEC covering the resale of the shares issued to Imation (October 13, 2015), or earlier in certain circumstances, as defined in the agreement.
In addition, the Company and Imation entered into that certain Lock-Up Agreement, dated as of August 10, 2015, which imposes limitations on the transfer and sale of the common shares issued to Imation at closing and requires that Imation vote its shares in accordance with any recommendation of the Company’s board of directors for a designated period of time. The Company and Imation also entered into that certain Registration Rights Agreement, dated August 10, 2015, pursuant to which the Company has agreed to register the resale of the common shares issued to Imation and any shares issuable upon the exercise of the warrant.
The asset purchase agreement also terminated an existing license agreement and settled all disputes between the parties. We incurred acquisition related expenses of $0.2 million which consisted primarily of due diligence, legal and other one-time charges and are included in general and administrative expense in the condensed consolidated statements of operations.
A summary of the preliminary estimated fair values of the assets acquired and liabilities assumed as of the closing date is as follows (in thousands):

Inventory	$1,673
Other current assets	100
Property and equipment	789
Identifiable intangible assets	670
Total identifiable assets acquired	3,232
Other liabilities	(20)
Net identifiable assets acquired	3,212
Goodwill	2,935
Net assets acquired	$6,147
Goodwill is comprised of realization of expanded market share which provides greater control over the backup appliance components that form a key part of Sphere 3D’s strategy to deliver comprehensive virtualization, storage and data management for on premise, cloud and hybrid infrastructures.
The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third-party valuation specialists. Adjustments may be made to the estimated fair values during the measurement period as we obtain additional information. The primary areas of estimates that were not yet finalized related to the finalization of the inventory, intangible assets, and contingent consideration. None of the goodwill recognized upon acquisition is deductible for tax purposes.
The results of operations related to this acquisition has been included in our condensed consolidated statements of operations from the acquisition date. Pro forma results of operations have not been presented because at this time it is impracticable to provided as the information is not available at the level of detail required.
The identified intangible assets as of the date of acquisition consisted of the following (in thousands):

	Estimated Fair Value	Weighted- Average Useful Life (years)
Developed technology	$190	0.5
Customer relationships	480	21.3
Total identified intangible assets	$670	15.4

Overland Acquisition
On December 1, 2014, the Company completed its acquisition of Overland for a purchase price of $69.7 million. Included in this amount are 8.6 million common shares valued as of December 1, 2014 at $7.71 per share, $3.2 million of equity awards for which vesting accelerated upon consummation of the acquisition, as well as other consideration of $0.5 million. The acquisition was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger dated May 15, 2014 (as amended, the “merger agreement”). The integration of Overland and Sphere 3D positions the Company to address the rapidly growing cloud, virtualization and data storage markets.
As per the terms of the merger agreement, Overland became a wholly-owned subsidiary of Sphere 3D, and Overland’s common stock ceased to be traded on the NASDAQ Capital Market, while the common shares of Sphere 3D continue to be traded on the NASDAQ Global Market under the trading symbol “ANY”. Under the terms of the merger agreement, Sphere 3D issued a total of 8,556,865 common shares for all of the outstanding Overland shares on the basis of one Overland share for 0.46385 common shares. In addition, the Company issued warrants to purchase up to 1,323,897 of our common shares, options to purchase up to 168,488 common shares and 673,776 restricted share units, calculated on the basis of the exchange ratio.
A summary of the estimated fair values of the assets acquired and liabilities assumed as of the closing date is as follows (in thousands):

Cash and cash equivalents	$2,312
Accounts receivable	10,558
Inventories	9,387
Property and equipment	4,117
Identifiable intangible assets	60,376
Other assets	2,364
Total identifiable assets acquired	89,114
Current liabilities	(28,133)
Debt - current	(4,749)
Debt - long term	(17,000)
Other liabilities	(3,990)
Deferred tax liabilities	(4,412)
Total identifiable liabilities assumed	(58,284)
Net identifiable assets acquired	30,830
Goodwill	38,821
Net assets acquired	$69,651
Goodwill is comprised of expected synergies from combining Overland’s operations with that of the Company, including (i) the creation of a larger and more diverse combined company to gain the scale, infrastructure and resources required to become a global virtualization company and to strengthen the Company’s ability to service and support partners and customers globally; (ii) the ability to better leverage Overland’s existing global distribution network of reseller, integrators and Tier One OEM’s, along with Overland’s global manufacturing, delivery and support networks; and (iii) the complementary nature of the respective products brings together next generation technologies for virtualization and cloud computing coupled with end-to-end scalable storage offerings enabling the combined company to address the larger and growing virtualization and cloud markets.
The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third-party valuation specialists. None of the goodwill recognized upon acquisition is deductible for tax purposes.

The identified intangible assets as of the date of acquisition consisted of the following (in thousands):

	Estimated Fair Value	Weighted- Average Useful Life (years)
Channel partner relationships	$17,000	25.0
Developed technology	15,590	7.9
Customer relationships	816	9.0
Total finite lived intangible assets	33,406	16.6
Indefinite live intangible assets - trade names	26,970	n/a
Total identified intangible assets	$60,376
Due to the integration of the combined businesses since the date of acquisition, it is impracticable to determine the earnings or loss contributed by the acquisition.
The following unaudited pro forma combined financial information gives effect to the acquisition as if it were consummated on January 1, 2014 (the beginning of the earliest fiscal period presented). The unaudited pro forma combined financial information is presented for informational purposes only, is not intended to represent or be indicative of the results of operations of us that would have been reported had the acquisition occurred on January 1, 2014, and should not be taken as representative of future condensed consolidated results of operations of the combined company (in thousands):

	Three Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2014
Net revenue	$23,448	$71,295
Net loss	$(8,339)	$(27,783)
Net loss per share	$(0.26)	$(0.89)
NOTE 4 — INVENTORY

The following table summarizes inventories (in thousands):

	September 30, 2015	December 31, 2014
Raw materials	$3,077	$3,313
Work in process	1,524	660
Finished goods	6,569	5,963
	$11,170	$9,936

NOTE 5 — INTANGIBLE ASSETS
The following table summarizes purchased intangible assets (in thousands):

	September 30, 2015	December 31, 2014
Developed technology	$26,176	$28,391
Channel partner relationships(1)	16,798	16,945
Capitalized development costs(1)	3,018	3,302
Customer relationships(1)	1,215	797
	47,207	49,435
Accumulated amortization
Developed technology	(6,679)	(2,855)
Channel partner relationships	(559)	—
Capitalized development costs	(577)	(272)
Customer relationships	(73)	(7)
	(7,888)	(3,134)
Total finite-lived assets, net	39,319	46,301
Indefinite live intangible assets - trade names	26,970	26,970
Total intangible assets, net	$66,289	$73,271
________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.
Amortization expense of intangible assets was $1.5 million and $1.0 million during the three months ended September 30, 2015 and 2014, respectively. Amortization expense of intangible assets was $4.8 million and $2.1 million during the nine months ended September 30, 2015 and 2014, respectively. Estimated amortization expense for intangible assets is approximately $1.4 million for the remainder of 2015 and $5.5 million, $5.5 million, $3.8 million, $2.8 million and $2.8 million in fiscal 2016, 2017, 2018, 2019 and 2020, respectively.
Asset Purchase
On March 21, 2014, the Company acquired from V3 Systems certain Virtual Desktop Implementation (“VDI”) technology, including Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and a series of purpose-built, compact, efficient and easy-to-manage servers. On closing, the purchase price for the acquired assets was $14.4 million, which was paid with a combination of $4.2 million in cash and the issuance of 1,089,867 common shares at $5.92 per share. The identified intangible assets as of the date of the purchase agreement consisted of $14.4 million of developed technology with a useful life of four years.
In addition, the Company was subject to an earn-out, based on the achievement of certain milestones in revenue and gross margin related to the VDI technology, of up to an additional $5.0 million. The estimated earn-out liability was $2.5 million as of December 31, 2014, and was included in other current liabilities. The earn-out period expired on June 21, 2015 and the estimated earn-out liability of $2.5 million was reversed against the related intangible asset.

NOTE 6 — DEBT
Convertible Notes - Related Party
In December 2014, in connection with the acquisition of Overland, the existing debt of Overland held by affiliates of Cyrus Capital Partners, the majority shareholder of Overland at the time of the acquisition and currently a significant shareholder of the Company, and the remaining debt of the Company held by Cyrus affiliates were amended and restated into a $19.5 million Global Debenture. The Global Debenture is scheduled to mature March 31, 2018 and bears interest at an 8% simple annual interest rate, payable semi-annually. The obligations under the Global Debenture are secured by all assets of the Company.
The Company has the option to pay accrued and outstanding interest either entirely in cash or shares of common stock. If the Company choses to pay the interest in common stock, the calculation is based upon the number of shares of common stock that may be issued as payment of interest on the Global Debenture and will be determined by dividing the amount of interest due by current market price as defined in the Global Debenture agreement. At September 30, 2015, there were $0.4 million of accrued liabilities related to interest expense.
The Global Debenture is convertible into common shares at a price equal to $7.50 per share in the case of $10 million of the Global Debenture and $8.50 per share in the case of $9.5 million of the Global Debenture.
At the option of the Company, the Global Debenture is convertible into common shares at the conversion price at any time that the weighted average trading price for the common shares exceeds 150% of the conversion price (i.e. exceeds $11.25 per share in the case of $10 million of the Global Debenture and $12.75 per share in the case of $9.5 million of the Global Debenture), for ten (10) consecutive trading days on its principal stock exchange that the common shares trade.
The Global Debenture contains customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the Debenture, the Holder may declare all amounts outstanding to be immediately due and payable. The Debenture specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults and material judgment defaults. As of September 30, 2015, the Company was not in default of any covenants of the Global Debenture.
Credit Facilities
In December 2014, in connection with the acquisition of Overland, the Company assumed the existing credit facility of Overland. The credit facility was originally entered into in August 2011, as amended, and allows for revolving cash borrowings up to $8.0 million, which includes a $3.0 million sublimit for advances to one of the Company’s subsidiaries. The proceeds of the credit facility may be used to fund the Company’s working capital and to fund its general business requirements. The obligations under the credit facility are secured by substantially all assets of the Company other than the stock of its subsidiaries organized outside of the U.S. and Canada that are pledged to secure the Company’s obligations under the Company’s Global Debenture. In July 2015, the credit facility was amended to extend the scheduled maturity date to February 2016. In addition, the sublimit for advances to one of the Company’s subsidiaries was increased from $3.0 million to up to $3.75 million, subject to certain conditions. Borrowings under the amended credit facility bear interest at the prime rate (as defined in the credit facility) plus a margin of either 1.50% or 1.75%, depending on the Company’s liquidity coverage ratio. Borrowings under the sublimit bear interest at the prime rate (as defined in the credit facility) plus a margin of either 2.50% or 2.75%, depending on the Company’s net cash. The amended credit facility requires the Company to comply with a performance plan as of the last date of each quarter in addition to all original compliance and covenant requirements. At September 30, 2015, the interest rates on the credit facility and the sublimit were 5.0% and 6.0%, respectively.
The credit facility requires the Company to comply with a liquidity coverage ratio and contains customary covenants, including covenants that limit or restrict the Company’s and its subsidiaries’ ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. The credit facility specifies customary events of default (some of which are subject to applicable grace or cure periods) including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. Upon the occurrence of an event of default under the credit facilities, the lender may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and deduct such amounts from the Company’s lockbox account on deposit with the bank. As of September 30, 2015, the Company was not in default of any covenants of the credit facility.
At September 30, 2015, the Company had $5.3 million outstanding on the credit facility.
Related Party Credit Facility
In December 2014, the Company entered into a revolving credit agreement with FBC Holdings (an affiliate of Cyrus Capital Partners) for a revolving credit facility of $5.0 million. In July 2015, the credit facility was amended to extend the scheduled maturity date to May 2016 with an automatic extension to November 2016. In addition, the aggregate borrowing amount was increased to $10.0 million in total.
The credit facility contains customary covenants, including covenants that limit or restrict the Company’s and its subsidiaries’ ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. As of September 30, 2015, the Company was not in default of any covenants of the credit facility.
In March 2015, the Company issued warrants to purchase up to 200,000 common shares to FBC Holdings in connection with draws on our related party credit facility. The warrants expire in March 2018 and have an exercise price of (i) in the case of 100,000 of the warrants, $7.21 per share and (ii) in the case of 100,000 of the warrants, $5.02 per share.
In February 2015, the Company issued warrants to purchase up to 100,000 common shares to FBC Holdings in connection with draws on our related party credit facility. The warrants expire in February 2018 and have an exercise price of $4.50 per share.
At September 30, 2015, the Company had $5.0 million outstanding on the credit facility. At September 30, 2015, there were $0.2 million accrued liabilities related to interest expense.
NOTE 7 — SHARE CAPITAL
Issued and Outstanding
The Company had the following share capital issuance activity (in thousands):

Shares outstanding	Number of Shares
Balance, December 31, 2014	34,554
Issued for private placements	3,553
Issued for acquisition	1,529
Issued on release of restricted stock units	577
Issued on exercise of options	293
Issued on exercise of warrants	348
Issued for payment of related party debt interest	158
Balance, September 30, 2015	41,012
In September and October 2015, for an aggregate offering price of approximately $3.3 million, the Company entered into subscription agreements with certain investors party thereto pursuant to which the Company agreed to issue to the investors, in the aggregate, 1,417,961 of the Company’s common shares, warrants exercisable to purchase up to 354,490 common shares, and adjustment warrants (the “Adjustment Warrants”) which may, in certain circumstances, become exercisable to purchase a number of common shares to be determined at such time (if any) as such adjustment warrants become exercisable following an additional financing by us prior to December 31, 2015. The purchase price for one common share, a warrant to purchase one quarter of one common share (the “Warrant Shares”), and an Adjustment Warrant is $2.33. Each warrant has an initial exercise price of $2.33 per Warrant Share. The warrants are immediately exercisable and have a five year term. Each Adjustment Warrant has an initial exercise price of $0.01 per common share. The Adjustment Warrants will become exercisable only if the Company completes an additional financing prior to December 31, 2015 under certain circumstances, and, in the event they become exercisable, will expire on March 31, 2016. The issuance and sale of 1,072,961 of the purchased common shares, warrants to purchase 268,240 of the Warrant Shares, and Adjustment Warrants closed on September 28, 2015 and the issuance and sale of the remaining 345,000 common shares, warrants to purchase 86,250 Warrant Shares, and Adjustment Warrants closed on October 14, 2015.
If, at any time on or after the first closing of such issuances or the subsequent closings, as applicable, until December 31, 2015, the Company completes an equity financing involving the issuance and sale of its common shares and related additional warrants at a price per common share that is lower than $2.33 (the purchase price for one common share, a warrant to purchase one common share and an adjustable warrant) (an “Additional Raise”), then (a) the initial exercise price for the warrants will be adjusted to equal the exercise price of such additional warrants (if lower) as of the date of the consummation of the Additional Raise and (b) if the warrant coverage in such financing is greater than 25%, the number of common shares issuable upon exercise of the warrants shall be increased to the product obtained by multiplying the number of common shares issuable upon exercise of the warrants immediately prior to the adjustment by, the quotient obtained by dividing: (x) the number of common shares issuable upon exercise of the additional warrants issued divided by the number of common shares issued in such additional raise to the holders of the additional warrants; by (y) the number of common shares issuable upon exercise of the warrants immediately prior to the adjustment divided by the number of common shares issued to the investor pursuant to a Subscription Agreement (aggregated with common shares issuable to the warrant holder pursuant to adjustable warrants) or (c) if the warrant coverage in such financing is less than 25%, the number of common shares issuable upon exercise of the warrants shall be increased to 25% of the quotient obtained by dividing the aggregate purchase price paid by the holder of the warrant under a Subscription Agreement by the per share purchase price in the additional financing.
Further, if, in connection with such Additional Raise, the Company completes an equity financing involving the issuance and sale of our common shares at a price per share that is lower than $2.33 (the purchase price for one common share, a warrant to purchase one quarter of one common share and an adjustable warrant), then the Adjustment Warrants shall become exercisable for that number of common shares equal to (i) the number of common shares that the investor would have received for its aggregate investment amount had the purchase price for one common share, a Warrant and an Adjustment Warrant been equal to the purchase price per share in the additional equity financing minus (ii) the number of common shares actually purchased by such investor.
On August 10, 2015, the Company signed a definitive agreement for a private placement of 606,060 common shares of the Company and warrants to purchase up to 606,060 common shares for a gross purchase price of approximately $2.0 million. The purchase price for one common share and a warrant to purchase one common share is $3.30. The warrants will have an exercise price of $3.30 per share, a five year term, and are exercisable in whole or in part, at any time prior to expiration. The Company has the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of $3.30. On September 22, 2015, we issued an additional 252,308 common shares and 252,308 warrants to purchase one common share in conjunction with the price protection clause. The purchase price for one common share and a warrant to purchase one common share was adjusted to $2.33.
 The transaction closed on August 13, 2015. At the closing, the Company also entered into a registration rights agreement in connection with the offering pursuant to which the Company filed a registration statement to register the resale of the shares to be issued in the offering and the shares issuable upon exercise of the warrants with the U.S. Securities and Exchange Commission within 90 days of the closing of the of the offering and use commercially reasonable efforts to have the registration statement declared effective as soon as practical.
In May and June 2015, the Company completed private placements for a total of 1,621,250 common shares of the Company and warrants to purchase up to 1,621,250 common shares for a gross purchase price of approximately $5.2 million. The purchase price for one common share and a warrant to purchase one common share was $3.20. The warrants have an exercise price of $4.00 per share, a five year term, and are exercisable in whole or in part, at any time prior to expiration. The Company has the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of the market price of the common shares on May 13, 2015.
The Company also entered into a registration rights agreement in connection with these transactions pursuant to which the Company filed a registration statement to register the resale of the shares to be issued in the offering and the shares issuable upon exercise of the warrants with the U.S. Securities and Exchange Commission within 90 days of the closing of the of the offering and use commercially reasonable efforts to have the registration statement declared effective as soon as practical.

In March 2015, the Company issued warrants to purchase up to 200,000 common shares to FBC Holdings in connection with draws on our related party credit facility with FBC Holdings. The warrants expire in March 2018 and have an exercise price of (i) in the case of 100,000 of the warrants, $7.21 per share and (ii) in the case of 100,000 of the warrants, $5.02 per share.
In February 2015, the Company issued warrants to purchase up to 100,000 common shares to FBC Holdings in connection with draws on our related party credit facility with FBC Holdings. The warrants expire in February 2018 and have an exercise price of $4.50 per share.
NOTE 8 — SHARE-BASED COMPENSATION
At our June 2015 Annual and Special Meeting of Shareholders, the shareholders approved the adoption of our 2015 Performance Incentive Plan, initially authorizing the award of up to approximately 8.8 million common shares pursuant to the plan, as well as approved our Employee Stock Purchase Plan, authorizing the purchase of up to 2.0 million common shares by employees under the plan.
During the three and nine months ended September 30, 2015, the Company granted awards of restricted stock units of 5.8 million and non-qualified stock options of 0.8 million, respectively. The restricted stock units were fair valued based on the date of grant. The non-qualified stock options were fair valued using the Black-Scholes option pricing model. The restricted stock units vest over a period of approximately 2.5 years. On August 31, 2015, the non-qualified stock options vested 22.22% and the remainder vests in a series of equal monthly amounts over 2.3 years.
The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions noted in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Expected volatility	93.0%	97.0%	93.0%	97.0%
Risk-free interest rate	1.5%	1.7%	1.5%	1.7%
Dividend yield	—	—	—	—
Expected term (in years)	4.7	3.0	4.7	3.0
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Cost of product sales	$65	$—	$85	$—
Sales and marketing	1,280	364	1,782	812
Research and development	388	—	533	—
General and administrative	962	428	1,617	1,783
	$2,695	$792	$4,017	$2,595
As of September 30, 2015, there was total unrecognized estimated compensation cost of approximately $21.4 million expected to be recognized over weighted average period of 2.3 years.
Outside of Equity Plan
On November 10, 2015, the Company granted inducement restricted stock units, for an aggregate of 458,000 shares of common stock to certain employees. These awards vest over a three year period.

NOTE 9 — NET LOSS PER SHARE
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.
Anti-dilutive common stock equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	Nine Months Ended
	September 30,
	2015	2014
Options outstanding	3,794	3,345
Convertible notes	2,451	667
Convertible notes interest	500	201
Common stock purchase warrants	4,292	1,383
VDI earn-out liability	—	1,051
Restricted stock not yet vested or released	5,876	—
NOTE 10 — RELATED PARTY
In July 2013, the Company entered into a supply agreement, and a technology license agreement, with Overland. As payments under the supply agreement, Sphere 3D issued common shares with a value as of the date of issuance equal to $0.5 million to Overland during the nine months ended September 30, 2014.
In September 2014, the Company entered into a commercial relationship with a third party customer to sell a license to its Glassware product. The customer required that the Glassware product be provided through one of its preapproved distribution partners. The Company did not have a relationship with such distribution partner and in order to facilitate such transaction on a timely basis, Sphere 3D and Overland agreed that Overland would purchase the Glassware product from Sphere 3D and resell it to the distribution partner, with whom Overland had a preexisting relationship.
The Company recognized $0.3 million in revenue related to the agreements during the three months ended September 30, 2014. The Company recognized $0.8 million in revenue related to the agreements during the nine months ended September 30, 2014. During the three and nine months ended September 30, 2014, the Company made purchases of $0.6 million and $1.3 million, respectively, from Overland related to the supply agreement. No amounts were included in other current assets and accounts payable under these agreements as of September 30, 2015 and December 31, 2014.
The Company recognized $0.1 million in interest income from a promissory note from Overland during the three and nine months ended September 30, 2014. No amounts were included in other current assets for interest income as of September 30, 2015 and December 31, 2014.
Legal and professional services of $0.1 million were provided by directors of the Company for both the three months ended September 30, 2015 and 2014. Legal and professional services of $0.3 million were provided by directors of the Company for both the nine months ended September 30, 2015 and 2014. As of September 30, 2015 and December 31, 2014, accounts payable and accrued liabilities included $15,000 and $0.2 million, respectively, due to related parties.

NOTE 11 — COMMITMENTS AND CONTINGENCIES
Warranty and Extended Warranty
The Company had $0.7 million in deferred costs included in other current and non-current assets related to deferred service revenue at September 30, 2015. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at December 31, 2014	$1,437	$8,948
Liabilities assumed from acquisition	20	—
Settlements made during the period	(77)	(6,885)
Change in liability for warranties issued during the period(1)	250	5,280
Change in liability for preexisting warranties	(586)	—
Liability at September 30, 2015	$1,044	$7,343

Current liability	$681	$5,401
Non-current liability	363	1,942
Liability at September 30, 2015	$1,044	$7,343
________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.
Litigation
From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at September 30, 2015 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.
Patent Litigation Funding Agreement
In December 2010, we entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against us in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that our January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore the Company’s refusal to make the payment constitutes a breach of the Funding Agreement by us. In November 2014, the Special Situations Funds amended their complaint to allege that we breached the Funding Agreement’s implied covenant of good faith and fair dealing by settling the patent litigation with BDT in bad faith to avoid a payment obligation under the Funding Agreement.  The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action. The lawsuit is currently in the discovery phase.

Patent Infringement
In June 2012, Overland filed patent infringement lawsuits in the United States District Court for the Southern District of California against Spectra Logic Corporation (“Spectra Logic”), based in Boulder, Colorado and Qualstar Corporation (“Qualstar”), based in Simi Valley, California. In the Spectra Logic case, Overland claimed infringement of U.S. Patent Nos. 6,328,766 and 6,353,581. In the Qualstar case, Overland claimed infringement of U.S. Patent No. 6,328,766. In August 2015, Overland and Spectra Logic entered into a settlement agreement to resolve all litigation, and the litigation has now been dismissed. In August 2015, Overland dismissed its claims against Qualstar.
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against Overland in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by our products. Safe Storage is seeking monetary damages from us and injunctive relief. In January 2015, the Delaware district court entered an order staying Safe Storage’s case against us pending the outcome of a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,978,346 filed by defendants in other Safe Storage litigation (IPR2014-00901). The Inter Partes Review proceedings are ongoing.
Merger
In May 2014, we announced that we had signed an agreement and plan of merger with Overland. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against us, Overland, and all of its directors in the California Superior Court in and for the County of San Diego (the “Court”). Three of the lawsuits also named Cyrus Capital Partners, the majority shareholder of Overland, as a defendant. On June 25, 2014, the Court entered an order providing for the consolidation of all cases relating to Overland’s decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholder Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL (the “Consolidated Action”). On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleged breaches of fiduciary duties and conflicts of interest against Overland’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Overland’s shareholders under the terms of the merger agreement. The lawsuit alleged that we and the other defendants aided and abetted the purported breaches of fiduciary duties by Overland’s directors. The relief sought included an injunction prohibiting the consummation of the merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys’ fees and costs.
On October 13, 2014, the plaintiffs and the defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Consolidated Action subject to court approval. The Memorandum of Understanding provided, among other things, for the inclusion of supplemental disclosures in Amendment No. 2 to the Registration Statement on Form F-4 that was filed with the Securities and Exchange Commission on October 14, 2014. On April 20, 2015, as provided in the Memorandum of Understanding, the plaintiffs and the defendants entered into a stipulation of settlement (the “Stipulation”) to settle the Consolidated Action subject to court approval. The settlement terms in the Stipulation were as had been provided for in the Memorandum of Understanding. On June 26, 2015, the Court preliminarily approved the proposed settlement, and on October 2, 2015, the Court granted final settlement approval and dismissed the litigation as provided for in the settlement.
Other
On April 9, 2015, Imation filed a complaint in Minnesota state court alleging claims for declaratory relief, breach of contract, and tortious interference with contract against Tandberg Data Corp., Tandberg Data Holdings S.a.r.L., Overland Storage, Inc., and Sphere 3D Corp. (collectively “Defendants”) related to Imation’s RDX business. In the lawsuit, Imation accuses Defendants of anticipatory breach of an RDX-related license agreement that Imation entered into with ProStor Systems, Inc. (“ProStor”) in 2006. This lawsuit was dismissed with prejudice on August 11, 2015 in connection with the Company’s purchase of the assets related to the RDX removable disk product lines and existing related inventory assets from Imation.

In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, U.S. Dissolution Liquidating Trust, the apparent successor to V3, filed a complaint against us and certain of our current and former directors in the United States Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere breached the APA and engaged in securities fraud in connection with the issuance of the common shares issued to V3 in connection therewith. The plaintiff claims that the alleged breaches and certain other actions and/or omissions on the part of Sphere and its directors resulted in V3’s failure to receive earn-out consideration under the APA and caused V3 to be unable to timely sell the Sphere common shares received by V3 pursuant to the APA and, as a result, V3 defaulted on several debts, ultimately leading to its bankruptcy. The plaintiff seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action.